Exhibit 99.1

BioNTech Announces New ADS Repurchase Program

MAINZ, Germany, May 7, 2026 (GLOBE NEWSWIRE) -- BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”) today announced that it has authorized a new share repurchase program (the “Program”), under which the Company may repurchase American Depositary Shares (“ADSs”), each representing one ordinary share of the Company, for an aggregate amount of up to $1.0 billion. Repurchases under the Program may be made until and including May 6, 2027. BioNTech’s disciplined approach to capital allocation and strong financial position enables this authorization.

BioNTech expects to use the repurchased ADSs to satisfy obligations in the ordinary course of business. The Program is designed to enhance capital efficiency, support long-term value creation and maintain financial flexibility alongside BioNTech’s objective to become a multi-product company by 2030.

The commencement, timing and total amount of ADS repurchases will depend upon market conditions and may be made in open market purchases from time to time, with a focus on price efficient repurchases to ensure prudent deployment of capital. BioNTech expects to fund the Program using its existing cash resources.

“We are confident in the Company’s long-term growth prospects, and this share repurchase program is consistent with our capital allocation strategy and our commitment to sustainable value creation for our shareholders,” said Ramón Zapata, Chief Financial Officer at BioNTech. “At the same time, our disciplined approach to capital deployment enables us to maintain the financial strength necessary to advance our innovative pipeline and aim for self-sustaining growth in the years ahead.”

The Program has been designed to operate within the safe harbor provided by Rule 10b-18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the affirmative defense provided by Rule 10b5-1 of the Exchange Act.

About BioNTech
BioNTech is a global next generation biopharmaceutical company pioneering novel investigative therapies for cancer and other serious diseases. In oncology, BioNTech is committed to transforming how cancer is treated. Its ambition is to develop innovative medicines with pan-tumor or synergistic potential to address cancer from multiple angles and across the full continuum of the disease from early- to late-stage. Its growing late-stage oncology pipeline comprises complementary treatment approaches spanning immunomodulators, antibody drug conjugates, and mRNA cancer immunotherapies. BioNTech has partnered with multiple global and specialized pharmaceutical collaborators leveraging complementary expertise and resources to accelerate innovation and drive progress, including Bristol Myers Squibb, Duality Biologics, Genentech, a member of the Roche Group, Genmab, MediLink, OncoC4, and Pfizer.

For more information, please visit www.BioNTech.com.

BioNTech Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: the Company’s intent to repurchase, from time to time, the Company’s ADSs. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.
The forward-looking statements in this press release are based on BioNTech’s current expectations and beliefs of future events and are neither promises nor guarantees. You should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control, and which could cause actual results to differ materially and adversely from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: changes in the market price of the Company’s ADSs, general market conditions and applicable securities laws.

You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 6-K for the period ended March 31, 2026, and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise.

CONTACTS

Investor Relations
Douglas Maffei, PhD
Investors@biontech.de

Media Relations
Jasmina Alatovic
Media@biontech.de
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